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                         May 6, 2022

       Craig Glynn
       Chief Financial Officer
       enVVeno Medical Corporation
       70 Doppler
       Irvine, California 92618

                                                        Re: enVVeno Medical
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 28,
2022
                                                            File No. 001-38325

       Dear Mr. Glynn:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 Craig Glynn
FirstName  LastNameCraig  Glynn
enVVeno Medical  Corporation
Comapany
May  6, 2022NameenVVeno Medical Corporation
May 6,
Page 2 2022 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2021

Exhibits

1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of
         the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.
         Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This
         comment also applies to your Form 10-Q for the quarter ended March 31, 2022.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences